

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 2, 2010

Tomas W. Fuller
Chief Financial Officer
VCA Antech, Inc.
12401 West Olympic Boulevard,
Los Angeles, CA 90064-1022

> **Re: VCA Antech, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed February 26, 2010**
> **File No. 001-16783**

Dear Mr. Fuller:

  We have completed our review of your filing and do not have any further comments at this time.

        Sincerely,

        John Reynolds
        Assistant Director